Exhibit 7

CanWest Media Inc.

Fixed Charge Ratio

in thousands of Canadian dollars

	Year ended August 31,
	2000	2001	2002	2003	2004
Net income	176,273	97,682	97,910	187,606	(158,949)
eliminate:
income taxes	41,757	(27,280)	47,610	39,130	27,734
financing expenses	59,813	268,843	255,006	248,478	220,624
interest component of rent expense	1,598	3,705	5,779	6,860	6,600
interest in earnings of equity accounted affiliates	(74,480)	(38,076)	13,338	(100,007)	(99,264)

Add:
Dividends from equity accounted affiliates	76,729	72,146	60,984	33,378	104,855

Income before taxes and fixed charges	281,690	377,020	480,627	415,445	101,600

Fixed Charges
Financing expense including amortization	59,813	250,943	255,006	248,478	220,624
Preferred dividend		76,140	106,084	91,631	88,110
Interest component of rent expense 1/3	1,598	3,705	5,779	6,860	6,600

Total Fixed Charges	61,411	330,788	366,869	346,969	315,334

Ratio of earnings to fixed charges	4.6	1.1	1.3	1.2	0.3